UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: January 17, 2012

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check .mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. (the “Company”) dated January 16, 2012 regarding a proposed Norwegian bond issuance. The following reflects certain information as of January 16, 2012 about the Company disclosed to potential investors in connection with such proposed bond issuance.

•

The average time-charter rate for the Company’s shuttle tanker vessels subject to fixed-rate contracts is $47,000 per day. The average bareboat-charter rate for the Company’s shuttle tanker segment is $24,800 per day. The average time-charter rate for the Company’s floating storage and offtake segment is $46,800 per day. The average time-charter rate for the Company’s conventional tanker segment is $27,700 per day.

•	The Company’s long-term, fixed-rate contracts have a weighted-average remaining life of over five years and the Company’s total forward fixed-rate revenues are $4.1 billion.

•	Balloon payments scheduled for payment by the Company under its credit facilities for 2013, 2014 and 2015 were $242 million, $574 million and $7 million, respectively, as at September 30, 2011.

Item 6 — Exhibits

Attached as Exhibit 1 is a copy of an announcement of the Company dated January 16, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: January 17, 2012	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)